UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

mPhase Technologies Inc.
(Name of issuer)

COMMON STOCK, $.01 VALUE
(Title of class of securities)

62472C 10 2
(CUSIP number)

Ronald A. Durando mPhase Technologies Inc. 587 Connecticut Avenue Norwalk, CT 06854 (203) 838-2741
(Name, address and telephone number of person authorized to receive notices and communications)

August 25, 2011
(Date of event, which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 62472C 10 2	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RONALD A. DURANDO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
617,256,105 shares inclusive of options and warrants to purchase 64,690,000 shares of common stock.

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
617,256,105 shares inclusive of convertible notes, options and warrants to purchase shares of common stock.

	10	SHARED DISPOSITIVE POWER
42,726,686 owned by Microphase Corporation

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
659,982,791 shares inclusive of 42,726,686 shares beneficially owned by Microphase Corporation.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[-]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.75%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 62472C 10 2	13D	Page 3 of 5 Pages

The following constitutes Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.

Security and Issuer.

This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, $0.01 value of mPhase Technologies Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

Item 2.

Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Ronald A. Durando. Mr. Durando is the Chief Executive Officer of the Issuer. The principal place of business for mPhase Technologies Inc. is 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566.

2(d), 2(e) On October 19, 2007 in connection with a settlement and dismissal of a civil law suit filed on November 19, 2005 by the Securities and Exchange Commission in the Federal District Court in the District of Connecticut, the SEC issued a Cease and Desist Order and certain remedial sanctions against Mr. Durando as an Officer and Director of Packetport.com, Inc.  More detailed information concerning the Order can be found in SEC release No. 8858 dated October 18, 2007 promulgated under the Securities Act of 1933, as amended and release No. 56672 dated October 18, 2007 promulgated under the Securities Exchange Act of 1934, as amended. Mr. Durando was required to disgorge $150,000 as part of the settlement.

2(f) Mr. Durando is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

N/A

Item 4.

Purpose of Transaction.

Mr. Durando acquired 390,000,000 newly issued restricted shares of common stock and has a 2 year option to purchase an additional 50,000,000 shares of common stock plus a convertible note to purchase 115,014,183 shares of common stock each repriced at a price of $.004 per share pursuant to a grant awarded by the Board of Directors of the Company.

Item 5.

Interest in Securities of the Issuer.

(a) and (b) Mr. Durando beneficially owns an aggregate of 617,256,105 shares of common stock comprising 21.71% beneficial ownership in the Company. Mr. Durando and Mr. Ergul and certain members of their families may be deemed to own a majority interest in Microphase corporation, which in turns owns 42,726,666 shares of common stock or 1.60% of the Company.

CUSIP No. 62472C 10 2	13D	Page 4 of 5 Pages

5(c) During the past 60 days Mr. Durando purchased 0 shares of common stock in the open market.

5(d) No person other than Mr. Durando is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

Item 5(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The 390,000,000 newly issued shares of common stock may not be sold prior to the earlier of two years or after 20 consecutive days in which the stock closes at a price of $.30 per share or higher.

Item 7.

Materials to be Filed as Exhibits.

None.

CUSIP No. 62472C 10 2	13D	Page 5 of 5 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2011	By: /s/ Ronald A. Durando Ronald A. Durando